SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Century Mining Corporation
(Name of Issuer)
Common Shares, no par value
(Title of Class of Securities)
15662P101
(CUSIP Number)
Maxim Valerievich Finskiy
Voznesensky Pereulok 22
125993, Moscow, Russia
+7495 725 5837
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 24, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.	15662P101	13D

(1)	NAMES OF REPORTING PERSON Maxim Valerievich Finskiy

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

(5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e).

☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Russian Federation

(7)	SOLE VOTING POWER

NUMBER OF	163,354,902

SHARES	(8)	SHARED VOTING POWER
BENEFICIALLY
OWNED BY	7,392,857

EACH	(9)	SOLE DISPOSITIVE POWER
REPORTING
PERSON	163,354,902

WITH	(10)	SHARED DISPOSITIVE POWER

7,392,857

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

170,747,759

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

43.1%

(14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

          This Schedule 13D is being filed on behalf of Maxim Valerievich Finskiy relating to the common shares, no par value (the “Common Shares”), of Century Mining Corporation, a corporation continued under the federal laws of Canada (the “Issuer”).

Item 1.	Security and Issuer
          This Schedule 13D relates to the Common Shares of the Issuer. The address of the principal executive offices of the Issuer is 441 Peace Portal Dr., Blaine, Washington 98230.

Item 2.	Identity and Background
          Mr. Finskiy’s business address is Voznesensky Pereulok 22, 125993, Moscow, Russia. Mr. Finskiy is the President of LLC Intergeo Managing Company, a mining and exploration arm of the private Russian conglomerate Onexim Group. Its principal offices are located at Voznesensky Pereulok 22, 125993, Moscow, Russia.
          Mr. Finskiy has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          Mr. Finskiy has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Mr. Finskiy is a citizen of the Russian Federation.

Item 3.	Source and Amount of Funds or Other Consideration
          On December 24, 2009, Mr. Finskiy used personal funds in the amount of Cdn$3,200,000 to acquire, through his wholly-owned company, Kirkland Intertrade Corp. (“Kirkland”), 20,000,000 units of the Issuer (the “Units”) at a price of Cdn$0.16 per Unit pursuant to two private transactions (the “Private Transactions”). Each Unit consists of one Common Share and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”). Each Warrant entitles the holder to purchase an additional Common Share at a price of Cdn$0.30 per share for a period of 18 months from the date of issuance of the Warrant. Mr. Finskiy may use personal funds in the amount of Cdn$3,000,000 to acquire, through Kirkland, an additional 10,000,000 Common Shares upon the exercise of the Warrants. See Item 5(c).
          On December 30, 2009, Mr. Finskiy used personal funds in the amount of Cdn$15,750,000 to acquire, through Kirkland, 78,750,000 Units at a price of Cdn$0.20 per Unit pursuant to a private placement (the “Private Placement”). Each Unit consists of one Common Share and one-half of one Warrant. Each Warrant entitles the holder to purchase an additional Common Share at a price of Cdn$0.30 per share for a period of 18 months from the date of issuance of the Warrant. Mr. Finskiy may use personal funds in the amount of Cdn$11,812,500 to acquire, through Kirkland, an additional 39,375,000 Common Shares upon the exercise of the Warrants. See Item 5(c).

Item 4.	Purpose of Transaction
          The Units were acquired for investment purposes. Mr. Finskiy may, in the future, increase or decrease his respective ownership of securities of the Issuer, directly or indirectly, from time to time, depending upon the business and prospects of the Issuer and future market conditions.
          In connection with the Private Placement, the Issuer, Gravity Ltd. (See Item 5(b)) and Mr. Finskiy, through Kirkland, entered into a Shareholders Agreement dated December 30, 2009 (the “Shareholders Agreement”). Pursuant to the Shareholders Agreement, among other things, Mr. Finskiy was granted (i) pre-emptive rights to acquire additional Common Shares and/or convertible securities in subsequent issuances by the Issuer and (ii) the right to designate representatives to the Board of Directors and the Operating Committee of the Issuer. See Exhibit 1.

Item 5.	Interest in Securities of the Issuer
(a) As of the date hereof, Mr. Finskiy beneficially owns the aggregate number and percentage of outstanding Common Shares set forth below:

	Aggregate Number of	Percentage of
	Shares Beneficially	Outstanding Common
Reporting Person	Owned	Shares

Maxim Valerievich Finskiy	170,747,759	43.1%
          The percentage of outstanding Common Shares in the table above is based on the number of Common Shares outstanding as of August 13, 2010, and is calculated pursuant to Rule 13d-3 under the U.S. Securities Exchange Act of 1934, as amended, which treats as outstanding all Common Shares that Mr. Finskiy may acquire upon the exercise of the Warrants. As at the date hereof, an aggregate of 29,375,000 Warrants acquired pursuant to the Private Placement are outstanding. See Item 5(c).
(b) Mr. Finskiy, through Kirkland, has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of 163,354,902 Common Shares.
          Mr. Finskiy, through Kirkland, has the shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 7,392,857 Common Shares. The shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 7,392,857 Common Shares is shared with Gravity Ltd., a company beneficially owned and/or controlled by Francis Scola, and includes an aggregate of 250,000 Common Shares issuable upon exercise of the same number of stock options held by Mr. Scola.

          Mr. Scola’s business address is 260 Old Cherry Mountain Road, Jefferson, New Hampshire 03583. Mr. Scola is a Director of the Issuer and is a partner at LFM Partners, a partnership with investments in the natural resources sector. The Issuer’s principal offices are located at 441 Peace Portal Dr., Blaine, Washington 98230.
          Mr. Scola has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
          Mr. Scola has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
          Mr. Scola is a citizen of the United States.
(c) On July 5, 2010, Mr. Finskiy, through Kirkland, acquired 1,666,667 Common Shares at a price of Cdn$0.30 per share upon the exercise of Warrants acquired pursuant to the Private Transactions.
          On July 15, 2010, Mr. Finskiy, through Kirkland, acquired 5,000,000 Common Shares at a price of Cdn$0.30 per share upon the exercise of Warrants acquired pursuant to the Private Transactions.
          On July 30, 2010, Mr. Finskiy, through Kirkland, acquired 3,333,333 Common Shares at a price of Cdn$0.30 per share upon the exercise of Warrants acquired pursuant to the Private Transactions.
          On August 5, 2010, Mr. Finskiy, through Kirkland, acquired 10,000,000 Common Shares at a price of Cdn$0.30 per share upon the exercise of Warrants acquired pursuant to the Private Placement.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
          Mr. Finskiy, through Kirkland, entered into the Shareholders Agreement, as described under Item 4, with respect to securities of the Issuer. See Exhibit 1.
          Mr. Finskiy has not pledged securities of the Issuer nor are the securities of the Issuer held by him subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Material to be Filed as Exhibits
Exhibit 1.     Shareholders Agreement.

SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 1, 2010

By:	/s/ Maxim Valerievich Finskiy
Maxim Valerievich Finskiy